Simpson Thacher & Bartlett LLP

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July 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig and Raymond Be

Re:	Apollo Investment Corporation
Pre-Effective	Amendment No. 1 on Form N-2, File No. 333-238518
Annual	Report on Form 10-K, File No. 814-00646

Dear Ms. Fettig and Mr. Be:

On behalf of Apollo Investment Corporation (the “Registrant”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 10, 2020 and June 22, 2020, relating to the Registrant’s Annual Report filed with the Commission on Form 10-K on May 21, 2020 (the “Annual Report”) for the fiscal year ended March 31, 2020 and the Registrant’s pre-effective amendment filed with the Commission on Form N-2 on May 28, 2020 (the “Registration Statement”), respectively. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement or the Annual Report, as applicable. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement or the Annual Report.

Accounting Comments (Received June 10, 2020)

1.	Please provide consents from the Registrant’s auditors and update financial information in the Registration Statement to reflect the Registrant’s financials as of March 31, 2020.

The Registrant has made the requested change and has filed the required consents with the amendment to the Registration Statement dated as of the date hereof.

2.

Please provide a consent for the Merx Aviation Finance, LLC (“Merx”) financial statements filed in respect of Rule 3-09 of Regulation S-X. Please indicate whether you will incorporate the Merx financial statements by reference in the Registration Statement or re-file the Merx financial statements.

The Registrant has filed the required consent with the amendment to the Registration Statement dated as of the date hereof and incorporated the Merx financial statements by reference to such amendment.

3.

On page iii of the Registration Statement, the Registrant references its status as a “well-known seasoned issuer” (“WKSI”). If the Registrant no longer qualifies as a WKSI, please update this reference on page iii and throughout the rest of the Registration Statement.

The Registrant has made the requested change.

4.	Please review the Fees and Expenses table on page 6 of the Registration Statement and update accordingly.

The Registrant has made the requested change.

5.

The hypothetical expense example on pages 6 and 7 of the Registration Statement presents two scenarios: one that assumes there is an incentive fee based on net investment income and another that assumes there is no incentive fee payable because, assuming a 5% annual return, the incentive fee under the investment advisory management agreement would not be earned. However, it is the Staff’s position that one of the examples should assume a 5% return is entirely from capital gains. Please update the hypothetical expense accordingly.

The Registrant has updated the disclosure to include a hypothetical example assuming a 5% annual return resulting entirely from net realized capital gains.

6.

In reviewing the Merx 3-09 financial statements attached as an exhibit to the Annual Report, the Staff noticed that a number of lessees have requested rental relief and that Merx is deferring certain lease payments. Given the significance of the Registrant’s investment in Merx, please consider and describe if the risk disclosure in the Registration Statement accurately describes the risks involved with aircraft leasing.

The Registrant believes that the risks relating to investing in the aviation industry are sufficiently disclosed or incorporated by reference into the Registration Statement. The Registrant notes that the first risk factor included in its Form 10-K for the fiscal year ended March 31, 2020 concerns the novel coronavirus (COVID-19) and how that has affected the Registrant’s financial condition, results of operations and other aspects of its business. Included in the risk factor is a discussion of how COVID-19 has impacted the aviation industry, among others. Further, the Registrant notes that it has included a great amount of detail regarding COVID-19 and its impact on the aviation industry and specifically Merx in its Management’s Discussion and Analysis of Financial Condition and Results of Operations, included in its Form 10-K.

7.

Regulation S-K, Item 303(a)(4) requires a registrant to discuss the off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on a registrant’s financial condition. Please explain how the disclosure requirement for this rule has been addressed in the Annual Report.

At March 31, 2020, the Registrant disclosed all contractual obligations, commitments and off-balance sheet arrangements in the Schedule of Investments and the Notes to Financial Statements. Other than the commitments included in those disclosures, the Registrant did not have any off-balance sheet arrangements as defined in Regulation S-K Item 303(a)(4)(ii).

8.	The Schedule of Investments in the Annual Report includes a column for “Interest/Dividend/Other Income.” Please explain why the total differs from the total presented in the Statement of Operations.

During the third quarter of the fiscal year, one of the Registrant’s portfolio companies, Carbonfree Chemicals SPE I LLC, was restructured, and the Registrant acquired additional equity in it. As such, Carbonfree Chemicals SPE I LLC became an affiliate of the Registrant. The Statement of Operations shows that the income generated from such portfolio company was from an affiliate, whereas the Schedule of Investments shows that the income related to restructured investments was from an affiliate for only the third and fourth quarters. The discrepancy was reviewed by the Registrant, and the difference was deemed immaterial.

9.

As disclosed in the Registration Statement, the Registrant owned 28% of Carbonfree Chemicals SA LLC at December 31, 2019. Please explain why this entity was included in footnote 4 to the Schedule of Investments as an affiliate as of March 31, 2020 rather than included in footnote 5 to the Schedule of Investments for controlled companies if its ownership stake in Carbon Free Chemical SA LLC is greater than 25%.

Though, directly and indirectly, the Registrant’s ownership in Carbonfree Chemicals SA LLC is above 25%, the Registrant has limited rights in such company’s Class B Units. The Registrant does not have voting power or board seats, and as such, has no control over the company’s management.

10.

Footnote 4 to the Schedule of Investments lists AIC SPV Holdings II, LLC as an affiliate as of March 31, 2020. Please explain why it was not listed in the Portfolio Companies table in the Registration Statement as of December 31, 2019.

The Registration Statement has been updated to include information as of March 31, 2020, and AIC SPV Holdings II, LLC is included in the table.

11.

In accordance with Art. 12-14 footnote 1 of Regulation S-X, any group investments in majority owned subsidiaries should be disclosed separately from (i) investments in majority owned subsidiaries, (ii) other controlled companies and (iii) other affiliates should be categorized separately.

The Registrant will make the requested change in future filings.

12.	In accordance with Art. 12-12 footnote 8 of Regulation S-X, in future financial statement filings, please include all disclosures required for restricted securities.

The Registrant will make the requested change in future filings.

13.

The Registrant is described as a “closed-end, externally managed, non-diversified management investment company” in Note 1 on page 134 of the Annual Report. Please review the Registrant’s filing history and how long the Registrant has been operating as “non-diversified,” and consider whether any modifications to this disclosure are required.

The Registrant has not operated as a diversified management investment company for an uninterrupted three-year period and therefore continues to qualify for its classification as a non-diversified management investment company. We confirm that if the Registrant was to operate as a diversified management investment company for an uninterrupted three-year period and it would like to operate as a non-diversified management investment company, it would request shareholder approval to change its classification back to a non-diversified management investment company.

14.

In Note 2 to the Notes to Financial Statements on page 134 of the Annual Report, the Registrant indicates that it has consolidated certain special purpose entities. Please explain why the financial statements and notes are not titled “Consolidated Statements.”

The special purpose entities are blocker vehicles for tax purposes and have nominal value other than the value of the investments they hold. For purposes of the Financial Statements, the look-through investments are presented The Registrant believes this is the more useful presentation and will clarify the presentation in future filings

15.

Regarding the unobservable inputs for Level 3 investments on pages 149-150 of the Annual Report, the Yield Analysis indicates a weighted average of 9.5%, which is a decrease from the prior year. Given the volatility in credit markets during the time period, please supplementally describe any changes regarding how the rate was determined and any factors that would cause a decrease in the discount rate.

There were no changes regarding how the weighted average yield was determined. The weighted average yield decreased because, although the weighted average yield on the existing loans from the 2019 fiscal year increased during the last quarter of the 2020 fiscal year, the Registrant added approximately $1 billion to the balance sheet in new investments at lower than weighted average yields from the 2019 fiscal year. In addition, during the last quarter of the 2020 fiscal year, the Registrant exited certain loans with higher weighted average yields, which also contributed to an overall decrease in the weighted average yield.

16.	Please provide a representation that the Registrant believes that its assets will provide adequate cover to allow the Registrant to satisfy its unfunded commitments.

The Registrant represents that it believes its assets will provide adequate cover to allow the Registrant to satisfy its unfunded commitments.

17.	Please include a note that the total return does not include sales load in Note 12 to “Financial Highlights.” See Form N-2, Item 4.1, Instruction 13.

The Registrant will make the requested change in future filings.

18.

Please review the information in the “Dear CFO Letter” issued by the Commission on November 22, 2019 and acknowledge the Staff’s position that 1099s are not appropriate vehicles to comply with Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant acknowledge the Staff’s position that 1099s are not appropriate vehicles to comply with Section 19(a) of the 1940 Act. To the extent the Registrant distributes capital, it will provide a letter to shareholders.

19.

The Registrant indicated that the board of directors approved the continuation of its investment advisory management agreement through May 20, 2021 in Note 14 to the Financial Statements. Please explain if the factors considered by the board in approving the continuation of the investment advisory management agreement will be disclosed in the Registration Statement.

Although the disclosure is required to be included under Form N-2 for registered investment companies, business development companies (“BDCs”) are not required to include the requested disclosure. To conform the Registration Statement with market practice for other BDCs and in compliance with Form N-2, the Registrant has determined not to include such disclosure.

20.

On page 102 of the Registrant’s Form 10-K, footnote 3 states, “As of March 31, 2020, [the Registrant] had a 100% equity ownership interest in Golden Bear 2016-R, LLC.” Please supplementally explain why the Registrant has determined that it does not have a controlling influence over the management or policies of Golden Bear 2016-R, LLC.

Golden Bear 2016-R, LLC (“Golden Bear”) is a collateralized loan obligation. The Registrant has determined that Golden Bear is not controlled for purposes of the 1940 Act. Not only does the Registrant not have any meaningful governance rights, it also does not receive financial statements from Golden Bear but rather only trustee reports with information regarding the Registrant’s interest. The Registrant is not entitled to (1) vote for the election of the directors of the Golden Bear or (2) otherwise exercise a controlling influence over the management or policies of Golden Bear. Further, the Registrant does not have a general right to appoint or terminate Golden Bear’s collateral manager or the managers or directors of such collateral manager.

Legal Comments (Received June 22, 2020)

1.

Please update the second bullet point in the Incorporation by Reference section on page ii of the Registration Statement to include only those Current Reports filed on Form 8-K that have been filed as of the end of the fiscal year end referenced in the Annual Report.

The Registrant has made the requested change.

2.

On page 49 of the Registration Statement, under the subheading “Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals,” please clarify that the advanced notice provisions set forth in the Registrant’s bylaws do not apply to shareholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

The Registrant has made the requested change.

3.	Please supplementally explain how the Registrant will determine whether common stock being offered as part of a unit would be issued at a discount to net asset value.

Although the details of any units or offering thereof are not yet known or reasonably determinable, the Registrant confirms that it will not issue shares of common stock below the Registrant’s then-current net asset value per share unless in accordance with Sections 23 or 63(2) of the 1940 Act. To the extent that a unit is issued that includes common stock as an underlying security, the Registrant will value each other underlying security included in such unit at its par value/face amount/liquidation preference, as applicable, and the remainder value of the unit will represent the sales price per share of the common stock. For example, if a unit is offered at $85 and the unit consists of one bond with a face amount of $25 and four shares, the remainder value for the four shares would be $60, or $15 per share. In addition, to the extent that the Registrant offers any units that include a security with a conversion feature, the Registrant will comply with, among other things, Section 61 of the 1940 Act and other interpretive guidance issued by the Staff with respect thereto, including Bunker Hill Income Sec. (SEC No-Action Letter, pub. avail. Oct. 29, 1982).

Finally, the Registrant notes that it will include the following undertaking in Item 34 of the Registration Statement, which it had previously included and had inadvertently excluded in the filing: “The Registrant undertakes that it will not sell any units consisting of combinations of securities that have not previously been described in a registration statement of the Registrant or an amendment thereto that was subject to review by the Commission and that subsequently became effective.”

4.	Please update Item 34, 4(a)(3) to accurately reference the preceding provisions.

The Registrant has updated the Roman numerals to Arabic numerals.

Please call me (202-636-5592) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ STEVEN GRIGORIOU

cc:	David Blass
Joseph	Glatt